Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING

We have issued our report dated July 2, 2009, with respect to the financial statements of Pimi Agro Cleantech, Inc. (which report expressed an unqualified opinion and contains an explanatory paragraph relating to substantial doubt about Pimi Agro Cleantech, Inc.'s ability to continue as a going concern) contained in the Registration Statement and Prospectus to be filed on August 3, 2009.  We consent to the use of the aforementioned report in the Registration Statement and Prospectus, and to the use of our name as it appears under the caption "Experts."

 /s/  Fahn Kanne & Co.

Fahn Kanne & Co.
Certified Public Accountants (Isr.)

Tel-Aviv, August 3, 2009